SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant´s name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

Alcaldía Miguel Hidalgo,

11529, Mexico City, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the second quarter of 2024.

•	We added 2.4 million subscribers in the second quarter, of which 1.8 million were postpaid subscribers, with Brazil gaining 907 thousand, Colombia 183 thousand and Mexico 99 thousand.

•	Our prepaid platform registered 599 thousand net additions in the period mostly contributed by Colombia and Argentina with 261 thousand subscribers and 191 thousand, respectively.

•	On the fixed-line segment we connected 376 thousand new broadband accesses, with Mexico adding 148 thousand, followed by Brazil and Argentina with almost 63 thousand each.

•	Second quarter revenue rose 1.5% year-on-year to 206 billion pesos. Service revenue was up 3.5% year-on-year in Mexican peso terms and 4.7% at constant exchange rates.

•	Mobile service revenue growth accelerated to a 5.1% pace from 4.9% the prior quarter on the back of stronger postpaid revenue growth, 6.2%, as prepaid revenue stayed on pace.

•	On the fixed-line platform service revenue was up 4.1% with broadband revenue growth continuing to improve reaching 7.9%. Corporate network revenue increased 7.2%.

•	EBITDA was up 5.6% in Mexican peso terms and 6.9% at constant exchange rates, resulting in a 40.4% EBITDA margin

•

Our operating profit came in at 45.5 billion pesos, having risen 12.9% from the year-earlier quarter, but with our comprehensive financing costs reaching 40.2 billion pesos on account of foreign exchange losses resulting mainly from the depreciation of the Mexican peso we ended up posting a net loss of 1.1 billion pesos in the quarter.

•

In the first half of the year, our net financing of 14.3 billion pesos coupled with our operating cash flow allowed us to cover 56.2 billion pesos in capital expenditures, 12.5 billion pesos in share buybacks and a similar amount in labor obligations. Our cash flow was generally stronger vs that of the same period of the prior year.

•	At the end of June, our net debt—excluding leases—stood at 404.2 billion pesos. It was equivalent to a net debt-to-EBITDAaL ratio of 1.38 times.

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Appendix

Glossary

We will host our conference call to discuss 2Q24 financial and operating results on July 17th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	2Q24	2Q23

Earnings per Share (Mex$)(1)	-0.02	0.41

Earning per ADR (US$)(2)	-0.02	0.46

EBITDA per Share (Mex$)(3)	1.34	1.25

EBITDA per ADR (US$)	1.56	1.41

Net Income (millions of Mex$)	-1,093	25,875

Average Shares Outstanding (billion)	61.9	63.2

Shares Outstanding End of Period (billion)	61.7	63.2

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of June 2024

Country	Brand	Main Activity	Equity

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

Argentina	Claro	wireless/wireline	100.0%

Austria	A1	wireless/wireline	60.0%

	EuroTeleSites	towers	57.0%

Brazil	Claro	wireless/wireline	99.6%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless/wireline	100.0%

The Dominican Republic	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless	100.0%

Other Stakeholdings

Country	Brand	Main Activity	Equity

Chile	Claro/VTR	wireless/wireline	50.0%

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Glossary

Note

The reported figures for Argentina corresponding to the second quarter of 2024 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

América Móvil to consolidate ClaroVTR upon regulatory approval

On June 24th we announced that América Móvil had been informed by Liberty Latin America that it would not exercise its catch-up right by which it would be able to maintain a 50% stake in the ClaroVTR joint venture. Once América Móvil converts into equity the outstanding notes, its stake in the Chilean joint venture will increase from 50% to approximately 91%. The conversion will occur once the approval from the regulator is obtained, at which point America Móvil will consolidate the Chilean operation.

The funds contributed to the Chilean JV enabled for a swift integration of Claro and VTR and to execute a business plan for the period 2023-2026. As of today, we can report that:

- We achieved a full integration of both companies and have worked on the optimization of resources. As a result, we shall generate important operating synergies.

- We are in the process of modernizing our mobile and fixed-line infrastructure:

1.) On the mobile side, we have expanded our coverage footprint by adding 1,200 new sites and have upgraded our network to be able to provide 5G services. We have just been awarded the use of 50MHz of 5G spectrum and will begin with the roll-out shortly.

2.) On the fixed-line platform we are in the process of migrating customers to FTTH. This will be done through the modernization and expansion of our own fiber network and through a long-dated commercial agreement to lease capacity from On*Net.

- We have been growing our customer base in both fixed and mobile for the last twelve months; as of June 31st, ClaroVTR had 2.7 million fixed-line RGUs, including 1.4 million broadband accesses, and 5.1 million wireless subscribers.

The consolidation of ClaroVTR into América Móvil’s balance sheet will add less than 0.1x net debt/EBITDA to the company’s leverage.

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Appendix

Glossary

Access Lines

1.8M postpaid net adds

We added 2.4 million subscribers in the second quarter, of which 1.8 million were postpaid, with Brazil contributing 907 thousand, Colombia 183 thousand and Mexico 99 thousand. Our prepaid platform booked 599 thousand net additions in the period, with Colombia gaining 261 thousand subscribers, followed by Argentina with 191 thousand.

376k new broadband accesses

In the fixed-line segment we obtained 376 thousand broadband accesses, including 148 thousand in Mexico and approximately 63 thousand each in Argentina and Brazil. Voice lines and PayTV units registered losses in the period, and were down 63 thousand and 56 thousand, respectively.

Postpaid base up 6.6% YoY

Our subscriber base comprised 314 million wireless subscribers at the end of June, 125 million of which were postpaid clients. In addition, we had 74 million fixed-line RGUs, including 33 million broadband accesses, 13 million PayTV clients, and 29 million landlines. Our postpaid base increased 6.6% year-on-year, with prepaid expanding 1.6% and fixed broadband accesses 4.9%.

Wireless subscribers as of June 2024

Total(1) (Thousands)

Country	Jun ’24	Mar ’24	Var. %	Jun ’23	Var. %

Argentina, Paraguay and Uruguay	28,531	28,301	0.8%	27,462	3.9%

Austria(2)	10,887	10,483	3.8%	9,511	14.5%

Brazil	88,328	87,652	0.8%	83,671	5.6%

Central America	16,786	16,717	0.4%	16,834	-0.3%

The Caribbean	7,743	7,668	1.0%	7,469	3.7%

Colombia	40,187	39,744	1.1%	38,424	4.6%

Eastern Europe	15,062	14,957	0.7%	14,975	0.6%

Ecuador	9,610	9,479	1.4%	9,290	3.4%

Mexico	84,199	83,994	0.2%	83,243	1.1%

Peru	12,662	12,645	0.1%	12,323	2.8%

Total Wireless Lines	313,995	311,641	0.8%	303,202	3.6%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

(2) Includes A1 Digital M2M subscribers.

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Glossary

Fixed-Line and Other Accesses (RGUs) as of June 2024

Total(1) (Thousands)

Country	Jun ’24	Mar ’24	Var. %	Jun ’23	Var. %

Argentina, Paraguay and Uruguay	3,825	3,670	4.2%	3,250	17.7%

Austria	2,782	2,807	-0.9%	2,892	-3.8%

Brazil	22,697	22,879	-0.8%	23,452	-3.2%

Central America	5,027	4,963	1.3%	4,763	5.5%

The Caribbean	2,827	2,800	0.9%	2,750	2.8%

Colombia	9,521	9,487	0.4%	9,334	2.0%

Eastern Europe	3,501	3,461	1.2%	3,357	4.3%

Ecuador	560	560	-0.1%	615	-8.9%

Mexico	21,724	21,598	0.6%	21,074	3.1%

Peru	1,904	1,886	1.0%	1,957	-2.7%

Total RGUs	74,368	74,112	0.3%	73,444	1.3%

(1) Fixed Line, Broadband and Television (Cable & DTH).

Broadband accesses as of June 2024

Total(1) (Thousands)

Country	Jun ’24	Mar ’24	Var. %	Jun ’23	Var. %

Argentina, Paraguay and Uruguay	1,587	1,514	4.8%	1,314	20.7%

Austria	1,268	1,272	-0.2%	1,293	-1.9%

Brazil	10,145	10,083	0.6%	9,866	2.8%

Central America	1,603	1,573	1.9%	1,485	7.9%

The Caribbean	1,073	1,061	1.1%	1,022	5.0%

Colombia	3,406	3,395	0.3%	3,336	2.1%

Eastern Europe	1,493	1,472	1.4%	1,418	5.3%

Ecuador	333	328	1.5%	340	-1.8%

Mexico	10,962	10,814	1.4%	10,304	6.4%

Peru	1,027	1,010	1.7%	972	5.6%

Total Broadband Accesses	32,897	32,521	1.2%	31,350	4.9%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

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Appendix

Glossary

América Móvil Consolidated Results

The second quarter of the year got started with an important surge in long-dated U.S. Treasury yields with those in the 10-year tenor advancing 50 basis points in April on the back of unexpectedly strong employment figures. They remained volatile throughout the quarter, closing June at 4.40%, practically the mid-point of the range in which they traded in the period. The Mexican peso, which had withstood well the U.S. interest rate volatility, weakened sharply following the Mexican presidential elections on June 2nd. After months of appreciating vis-à-vis, not only the U.S. dollar, but also practically all the currencies in our region of operation, the Mexican peso was to depreciate against all.

Our second quarter revenue, 206 billion pesos, was up 1.5% from a year before, with service revenue expanding 3.5% and equipment revenue falling 9.8%. At constant exchange rates service revenue increased 4.7% year-on-year—practically the same pace it had maintained the prior quarter, but with slightly faster mobile revenue growth and somewhat slower fixed-line revenue growth—helping bring about a 6.9% increase in EBITDA. The greater operating leverage stemming from positive revenue growth on both platforms has been the main driver of EBITDA growth.

Mobile service revenue accelerated to a 5.1% pace from 4.9% the precedent quarter on the back of stronger postpaid revenue growth, as prepaid revenue stayed on pace. On the fixed-line platform service revenue growth decelerated to a 4.1% pace from 5.1% the prior quarter basically on account of corporate networks revenue, which had seen a big jump then. However, broadband revenue growth continued to improve, reaching 7.9%, up from 6.4% in the first quarter and corporate networks revenue increased 7.2%. It is important to note that fixed-broadband revenue has come to be nearly 25% higher than the combined PayTV and fixed-voice revenue.

EBITDA totaled 83.1 billion pesos in the quarter which represented a 5.6% increase in Mexican peso terms from the year-earlier-quarter and 6.9% at constant exchange rates, as seen above. The consolidated EBITDA margin reached 40.4% in the quarter, a 1.5 percentage points improvement from a year before.

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Appendix

Glossary

Our operating profit came in at 45.5 billion pesos, having risen 12.9% from the year-earlier quarter, but with our comprehensive financing costs reaching 40.2 billion pesos on account of foreign exchange losses resulting mainly from the depreciation of the Mexican peso we ended up posting a net loss of 1.1 billion pesos in the quarter.

Our net debt excluding leases ended the quarter at 404.2 billion pesos after an 18.8 billion pesos increase relative to December brought about for the most part by currency effects following the depreciation of the Mexican peso. In cash flow terms our net debt increased by 14.3 billion pesos. This funding helped us cover share-buybacks in the amount of 12.5 billion pesos and labor obligations for a similar amount, with capital expenditures totaling 56.2 billion pesos in the six months to June. We had a stronger free cash flow overall compared to that of the first half of 2023 partly because of lower capital expenditures.

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Appendix

Glossary

América Móvil’s Income Statement Millions of Mexican pesos

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Service Revenue	175,138	169,206	3.5%	346,028	338,259	2.3%

Equipment Revenue	28,050	31,103	-9.8%	58,013	62,336	-6.9%

Other Revenue	2,336	2,223	5.1%	4,781	10,864	-56.0%

Total Revenue	205,524	202,532	1.5%	408,822	411,458	-0.6%

Cost of Service	52,154	51,330	1.6%	104,074	103,155	0.9%

Cost of Equipment	23,815	27,269	-12.7%	49,731	54,916	-9.4%

Selling, General & Administrative Expenses	44,690	43,896	1.8%	88,289	87,853	0.5%

Others	1,750	1,337	30.9%	3,030	4,127	-26.6%

Total Costs and Expenses	122,410	123,833	-1.1%	245,124	250,050	-2.0%

EBITDA	83,114	78,699	5.6%	163,698	161,407	1.4%

% of Total Revenue	40.4%	38.9%		40.0%	39.2%

Adjusted EBITDA(1)	83,114	78,699	5.6%	163,442	156,807	4.2%

% of Total Revenue	40.4%	38.9%		40.0%	38.7%

Depreciation & Amortization	37,606	38,391	-2.0%	77,432	76,975	0.6%

EBIT	45,508	40,308	12.9%	86,266	84,433	2.2%

% of Total Revenue	22.1%	19.9%		21.1%	20.5%

Net Interest Expenses	11,668	8,117	43.7%	22,946	16,839	36.3%

Other Financial Expenses	-3,574	8,034	-144.5%	-2,819	12,639	-122.3%

Foreign Exchange Loss	32,117	-14,047	328.6%	33,791	-27,749	221.8%

Comprehensive Financing Cost (Income)	40,210	2,104	n.m.	53,918	1,730	n.m.

Income & Deferred Taxes	4,278	10,085	-57.6%	15,439	22,762	-32.2%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	1,020	28,119	-96.4%	16,909	59,941	-71.8%

Equity Participation in Results of Affiliates	-1,144	-1,030	-11.1%	-2,725	-1,613	-69.0%

Minority Interest	-968	-1,215	20.3%	-1,783	-2,308	22.8%

Net Income	-1,093	25,875	-104.2%	12,401	56,020	-77.9%

(1) Adjusted for extraordinary items, particularly the sale of towers in 2023 by Claro Peru and Claro Dominicana; and a small portion in 2024 by Telmex.

n.m. Not meaningful.

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Glossary

Balance Sheet - América Móvil Consolidated(1) Millions of Mexican Pesos

	Jun ‘24	Dec ‘23	Var.%		Jun ‘24	Dec ‘23	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	80,920	100,353	-19.4%	Short Term Debt	105,055	160,964	-34.7%

Accounts Receivable	221,283	208,248	6.3%	Lease-Related Debt(2)	30,469	24,375	25.0%

Other Current Assets	22,745	12,294	85.0%	Accounts Payable	130,569	147,904	-11.7%

Inventories	23,247	19,272	20.6%	Other Current Liabilities	225,272	182,003	23.8%

	348,195	340,167	2.4%		491,366	515,246	-4.6%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,318,193	1,233,364	6.9%	Long Term Debt	403,527	339,713	18.8%

-Depreciation	676,295	604,713	11.8%	Lease-Related Debt(2)	162,944	100,794	61.7%

Plant & Equipment, net	641,898	628,651	2.1%	Other Liabilities	187,700	186,730	0.5%

Rights of Use(2)	181,430	113,568	59.8%		754,170	627,238	20.2%

Investments in Affiliates and Other Investments	34,985	29,295	19.4%

Deferred Assets

Goodwill (Net)	147,157	146,079	0.7%

Intangible Assets	128,728	121,499	6.0%	Shareholder’s Equity	417,461	421,702	-1.0%

Deferred Assets	180,604	184,927	-2.3%

Total Assets	1,662,997	1,564,186	6.3%	Total Liabilities and Equity	1,662,997	1,564,186	6.3%

(1) Includes current portion of Long Term Debt.

(2) Renewal of a 10-year contract between Telcel and Telesites.

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Appendix

Glossary

Mexico

148k new broadband accesses

We added 205 thousand subscribers in the second quarter of the year, split almost evenly between prepaid and postpaid subscribers to reach a total of 84.2 million wireless subscribers, including 12.8 million 5G subscribers. We continued to have good momentum on the fixed-line platform given that we have made important efforts to upgrade our broadband connections to FTTH technology; we gained 148 thousand broadband accesses in the quarter. Another factor that has provided support to this momentum is that Telmex has not raised its prices, aiming to remain competitive so clients can continue to benefit from its technology and commercial offers.

Service revenue +4.7% YoY

Second quarter revenue totaled 80.4 billion pesos, a 1.0% year-on-year increase reflecting a 4.7% rise in service revenue and a 14.1% decline in equipment revenue. Mobile service revenue growth slowed down somewhat—from 5.8% to 4.0%—while on the fixed-line platform revenue grew 6.1% down from 9.7% in the first quarter. Broadband revenue continued to accelerate reaching 8.9% in the quarter, up from 7.9% the first quarter and 7.2% a year earlier, while corporate network revenue was up 10.1% compared to an exceptional 23.8% jump the prior quarter.

EBITDA +7.4% YoY

EBITDA was up 7.4% year-on-year to 35 billion pesos and our EBITDA margin reached 43.5%, a 2.6 percentage points increase over twelve months, buoyed by positive revenue growth on both the mobile and fixed-line platforms.

INCOME STATEMENT - Mexico Millions of MxP

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Total Revenue(1)	80,379	79,617	1.0%	164,377	158,066	4.0%

Total Service Revenue	64,983	62,084	4.7%	130,433	123,239	5.8%

Wireless Revenue	57,855	58,366	-0.9%	118,664	115,967	2.3%

Service Revenue	44,259	42,550	4.0%	88,651	84,513	4.9%

Equipment Revenue	13,596	15,816	-14.0%	30,013	31,454	-4.6%

Fixed Line Revenue(2)	20,794	19,629	5.9%	41,920	38,925	7.7%

Other Revenue	1,730	1,622	6.6%	3,793	3,174	19.5%

EBITDA	34,987	32,563	7.4%	70,629	64,662	9.2%

% total revenue	43.5%	40.9%		43.0%	40.9%

Adjusted EBITDA(3)	34,987	32,563	7.4%	70,373	64,662	8.8%

% total revenue	43.5%	40.9%		42.9%	40.9%

EBIT	26,594	24,028	10.7%	53,900	47,732	12.9%

% total revenue	33.1%	30.2%		32.8%	30.2%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2) Includes equipment revenue.

(3) Adjusted for the sale of towers in Telmex in 2024.

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Appendix

Glossary

  Mexico Operating Data

	2Q24	2Q23	Var.%

Wireless Subscribers (thousands)	84,199	83,243	1.1%

Postpaid	15,202	14,797	2.7%

Prepaid	68,997	68,447	0.8%

ARPU (MxP)	177	172	3.1%

Churn (%)	3.0%	3.1%	(0.0)

Revenue Generating Units (RGUs)(1)	21,724	21,074	3.1%

Fixed Lines	10,763	10,770	-0.1%

Broadband	10,962	10,304	6.4%

(1) Fixed Line and Broadband.

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Glossary

Brazil

907k postpaid net adds and 62k new broadband accesses

We gained 907 thousand postpaid subscribers in the second quarter and disconnected 232 thousand prepaid clients to finish June with 88.3 million wireless subscribers. In May, we passed the mark of 10 million 5G customers maintaining our leadership in this segment. On the fixed-line platform we added 62 thousand broadband accesses but disconnected 119 thousand PayTV clients and 126 thousand voice lines, taking the base to 22.7 million fixed-line RGUs.

Mobile service revenue +9.1% YoY

Revenue was up 6.5% year-on-year to 12.0 billion reais with service revenue expanding 6.0% on the back of 9.1% mobile service revenue growth. The latter was buoyed by a 12.2% increase in postpaid revenue. Claro continued to grow its postpaid market share gaining approximately 50 basis points over the past twelve months.

Fixed-line service revenue +2.3% YoY

On the fixed-line platform revenue climbed 2.3%, its best performance in over a year, with both broadband and corporate networks revenue accelerating from the precedent quarter to 8.0% and 5.8% respectively. In both cases revenue growth was the highest it has been in at least five quarters, offsetting for the most part the decline in PayTV revenue.

EBITDA +11.8% YoY

The greater operating leverage stemming from faster revenue growth on both the mobile and fixed-line platforms propelled EBITDA forward 11.8% to 5.2 billion reais. The EBITDA margin, 43.1%, was two percentage points higher than it had been a year before.

  INCOME STATEMENT - Brazil Millions of BrL

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Total Revenue(1)	12,044	11,306	6.5%	23,773	22,441	5.9%

Total Service Revenue	11,450	10,802	6.0%	22,640	21,456	5.5%

Wireless Revenue	7,033	6,396	10.0%	13,789	12,607	9.4%

Service Revenue	6,449	5,913	9.1%	12,685	11,662	8.8%

Equipment Revenue	584	483	20.8%	1,104	944	16.9%

Fixed Line Revenue(2)	5,001	4,889	2.3%	9,955	9,794	1.6%

EBITDA	5,195	4,646	11.8%	10,275	9,216	11.5%

% total revenue	43.1%	41.1%		43.2%	41.1%

EBIT	2,049	1,573	30.3%	3,989	3,100	28.7%

% total revenue	17.0%	13.9%		16.8%	13.8%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

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Glossary

  Brazil Operating Data

	2Q24	2Q23	Var.%

Wireless Subscribers (thousands)	88,328	83,671	5.6%

Postpaid	52,950	48,530	9.1%

Prepaid	35,377	35,141	0.7%

ARPU (BrL)	24	24	3.2%

Churn (%)	2.4%	2.5%	(0.0)

Revenue Generating Units (RGUs)(1)	22,697	23,452	-3.2%

Fixed Lines	7,662	8,171	-6.2%

Broadband	10,145	9,866	2.8%

PayTV	4,890	5,414	-9.7%

(1) Fixed Line, Broadband and Television. The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

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Glossary

Colombia

443k wireless net adds

We added 443 thousand wireless subscribers, of which 183 thousand were postpaid clients, and finished June with 40.2 million susbcribers. On the fixed-line platform we connected 34 thousand new access lines, including 12 thousand broadband accesses, to reach 9.5 million fixed-line RGUs, 2.0% more than a year before.

Service revenue +2.9% YoY

Revenue rose 1.2% to 3.8 trillion Colombian pesos, with service revenue up 2.9%, the best showing in five quarters. Mobile service revenue growth accelerated to 2.5% in the period compared to 0.4% in the prior quarter, driven by faster revenue growth on both prepaid and postpaid. We launched our new 5G network in the first quarter of the year and did a major overhaul of our 4G network which was also an important driver for revenue.

Fixed-line service revenue +3.4% YoY

Fixed-line service revenue increased 3.4% from a year before, driven by corporate networks revenue that increased 16.2% annually and broadband revenue that was up 3.6%.

EBITDA margin at 41.2% of revenue

EBITDA reached 1.6 trillion Colombian pesos, rising 0.7% from a year before. The EBITDA margin stood at 41.2%.

  INCOME STATEMENT - Colombia Billions of COP

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Total Revenue(1)	3,836	3,792	1.2%	7,629	7,531	1.3%

Total Service Revenue	2,953	2,870	2.9%	5,903	5,786	2.0%

Wireless Revenue	2,560	2,564	-0.2%	5,070	5,063	0.1%

Service Revenue	1,752	1,709	2.5%	3,484	3,434	1.4%

Equipment Revenue	808	856	-5.6%	1,586	1,629	-2.6%

Fixed Line Revenue(2)	1,226	1,185	3.5%	2,468	2,397	3.0%

EBITDA	1,580	1,569	0.7%	3,130	3,115	0.5%

% total revenue	41.2%	41.4%		41.0%	41.4%

EBIT	725	800	-9.4%	1,423	1,597	-10.9%

% total revenue	18.9%	21.1%		18.6%	21.2%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

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Glossary

Colombia Operating Data

	2Q24	2Q23	Var.%

Wireless Subscribers (thousands)(1)	40,187	38,424	4.6%

Postpaid	10,526	10,030	4.9%

Prepaid	29,662	28,394	4.5%

ARPU (COP)	14,697	14,973	-1.8%

Churn (%)	3.2%	3.4%	(0.2)

Revenue Generating Units (RGUs)(2)	9,521	9,334	2.0%

(1) Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

(2) Fixed Line, Broadband and Television.

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Glossary

Peru

81k postpaid net adds

We registered net gains of 81 thousand postpaid wireless clients and disconnections of 64 thousand prepaid subscribers to finished the quarter with 12.7 million wireless subscribers, 2.8% more on an annual basis. Fixed-line RGUs stood at 1.9 million at the end of June after adding 18 thousand new RGUs, most of them broadband accesses.

Service revenue +5.7% YoY

Revenue was up 3.4% to 1.6 billion Peruvian soles. Service revenue continued to accelerate, growing 5.7% in the second quarter. On the mobile platform, service revenue expanded 5.0% annually, with postpaid growing 4.2% and prepaid rising 7.8%. Fixed-line service revenue increased 7.8%, driven by corporate revenue that jumped 33.4%, broadband revenue that rose 7.1%, and PayTV revenue, up 5.1%. We have made important inroads in the corporate segment and have seen significant improvements with residential clients; we have seen a marked reduction in churn.

EBITDA +9.1% YoY

EBITDA was favored by revenue growth in both the fixed-line and mobile segments and by cost controls that allowed us to post a 9.1% increase year-on-year. The EBITDA margin, 37.5%, climbed two percentage points in twelve months.

INCOME STATEMENT - Peru Millions of Soles

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Total Revenue(1)	1,638	1,584	3.4%	3,245	3,999	-18.9%

Total Service Revenue	1,279	1,210	5.7%	2,546	2,410	5.7%

Wireless Revenue	1,306	1,280	2.1%	2,585	2,572	0.5%

Service Revenue	957	911	5.0%	1,905	1,815	4.9%

Equipment Revenue	350	369	-5.2%	680	757	-10.1%

Fixed Line Revenue(2)	322	299	7.8%	642	595	7.9%

Other Revenue	9	6	59.3%	18	833	-97.8%

EBITDA	615	564	9.1%	1,223	1,750	-30.1%

% total revenue	37.5%	35.6%		37.7%	43.8%

Adjusted EBITDA(3)	615	564	9.1%	1,223	1,142	7.1%

% total revenue	37.5%	35.6%		37.7%	35.9%

EBIT	288	246	16.8%	568	1,094	-48.1%

% total revenue	17.6%	15.5%		17.5%	27.4%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2) Includes equipment revenue.

(3) Adjusted for the sale of towers in 2023.

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Glossary

Peru Operating Data

	2Q24	2Q23	Var.%

Wireless Subscribers (thousands)	12,662	12,323	2.8%

Postpaid	6,179	5,842	5.8%

Prepaid	6,483	6,480	0.0%

ARPU (Sol)	25	25	2.4%

Churn (%)	4.1%	4.5%	(0.3)

Revenue Generating Units (RGUs)(1)	1,904	1,957	-2.7%

(1) Fixed Line, Broadband and Television.

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Glossary

Ecuador

131k wireless net adds

We gained 131 thousand wireless subscribers in the quarter, all of them prepaid, to finish June with 9.6 million wireless subscribers, 3.4% more than a year before. On the fixed-line platform we had 560 thousand RGUs.

Revenue of USD 260M

Revenue totaled 260 million dollars in the quarter and was slightly lower than a year before, with service revenue remaining flat at 228 million dollars. In the mobile segment, service revenue was slightly lower than that of the year-earlier quarter, with postpaid revenue rising 1.2% but prepaid revenue falling 2.2%. In the fixed-line segment, service revenue barely exceeded that of a year before, driven by corporate revenue and PayTV, which grew 22.8% and 16.6%, respectively, compensating for the decline in broadband revenue.

EBITDA margin at 47.9%

EBITDA decreased by 1.7% to 125 million dollars and was equivalent to 47.9% of revenue.

INCOME STATEMENT - Ecuador Millions of Dollars

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Total Revenue(1)	260	261	-0.3%	511	520	-1.7%

Total Service Revenue	228	228	-0.2%	452	455	-0.7%

Wireless Revenue	229	234	-1.9%	453	466	-2.7%

Service Revenue	201	202	-0.2%	398	402	-0.9%

Equipment Revenue	28	32	-12.1%	55	64	-14.2%

Fixed Line Revenue(2)	27	27	0.2%	54	53	1.0%

EBITDA	125	127	-1.7%	247	250	-1.5%

% total revenue	47.9%	48.6%		48.3%	48.2%

EBIT	69	71	-1.9%	138	140	-1.7%

% total revenue	26.7%	27.2%		26.9%	26.9%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

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Ecuador Operating Data

	2Q24	2Q23	Var.%

Wireless Subscribers (thousands)	9,610	9,290	3.4%

Postpaid	2,266	2,252	0.6%

Prepaid	7,344	7,039	4.3%

ARPU (US$)	7	7	-3.7%

Churn (%)	2.7%	3.0%	(0.3)

Revenue Generating Units (RGUs)(1)	560	615	-8.9%

(1) Fixed Line, Broadband and Television.

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Glossary

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

203k wireless net adds and 146k new RGUs

Second quarter net additions came in at 203 thousand—including 12 thousand postpaid clients—taking the subscriber base to 25.3 million. On the fixed-line platform, we registered 146 thousand new access lines in the quarter, of which 63 thousand were broadband accesses. We ended June with 3.5 million fixed-line RGUs, 18.6% more than a year before.

Service revenue +9.3% YoY

The inflation rate eased sharply to a single-digit figure since April, which was instrumental in booking positive revenue growth in after-inflation terms in the second quarter. Total revenue was up 0.9% annually, with service revenue rising 9.3%; this compares to -9.0% in the prior quarter. Mobile service revenue increased 5.6%, driven by postpaid, which shot up 12.5% year-on-year. In the fixed-line segment service revenue saw a marked acceleration, increasing from 15.5% in the first quarter to 27.4% in the current period. Growth is backed by broadband revenue, which was up 52.2% year-on-year.

EBITDA margin at 39.3% of revenue

EBITDA was only slightly lower compared to that of the year-earlier quarter, after three quarters of double-digit declines. At 163 billion Argentinean pesos, it was equivalent to 39.3% of revenue.

INCOME STATEMENT - Argentina Millions of Constant ARS as of June 2024

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Total Revenue(1)	413,921	410,147	0.9%	768,192	830,083	-7.5%

Total Service Revenue	362,258	331,330	9.3%	666,637	662,064	0.7%

Wireless Revenue	341,431	353,207	-3.3%	633,318	719,106	-11.9%

Service Revenue	290,295	274,846	5.6%	532,482	552,303	-3.6%

Equipment Revenue	51,136	78,362	-34.7%	100,836	166,802	-39.5%

Fixed Line Revenue(2)	71,963	56,485	27.4%	134,155	109,761	22.2%

EBITDA	162,787	163,392	-0.4%	298,090	330,086	-9.7%

% total revenue	39.3%	39.8%		38.8%	39.8%

EBIT	147,463	137,130	7.5%	264,725	274,024	-3.4%

% total revenue	35.6%	33.4%		34.5%	33.0%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

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Argentina Operating Data

	2Q24	2Q23	Var.%

Wireless Subscribers (thousands)	25,345	24,400	3.9%

Postpaid	9,448	9,291	1.7%

Prepaid	15,897	15,109	5.2%

ARPU (ARS)	3,690	972	279.5%

Churn (%)	1.3%	1.3%	0.0

Revenue Generating Units (RGUs)(1)	3,470	2,927	18.6%

(1) Fixed Line, Broadband and Television.

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Glossary

Central America

69k wireless net adds

Altogether, we added 69 thousand wireless subscribers in the second quarter, 28 thousand of whom were postpaid. Our wireless base reached 16.8 million at the end of June. In the fixed-line segment, we booked 63 thousand new RGUs—half of which were broadband—finishing the quarter with just over five million RGUs.

Mobile service revenue +10.1% YoY

Revenue increased 6.1% to 655 million dollars, with service revenue expanding 7.9%. On the mobile platform it accelerated from 4.1% in the first quarter to 10.1% in the current period, with postpaid revenue rising 10.4%, and prepaid revenue increasing 9.8%. Fixed-line service revenue rose 3.6% in the quarter, as broadband climbed 8.6%, marking the seventh consecutive quarter of accelerating revenue growth as we continued modernizing our networks.

EBITDA +8.5% YoY

EBITDA reached 280 million dollars and was 8.5% higher than a year before, supported by rapid revenue growth. The EBITDA margin, 42.8%, was 90 basis points higher than that of the same quarter of 2023.

INCOME STATEMENT - Central America Millions of Dollars

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Total Revenue(1)	655	618	6.1%	1,258	1,221	3.0%

Total Service Revenue	577	535	7.9%	1,118	1,056	5.8%

Wireless Revenue	457	424	7.6%	865	835	3.7%

Service Revenue	387	352	10.1%	741	691	7.2%

Equipment Revenue	69	73	-4.4%	125	143	-13.1%

Fixed Line Revenue(2)	194	190	2.6%	386	378	2.0%

EBITDA	280	258	8.5%	524	508	3.1%

% total revenue	42.8%	41.9%		41.7%	41.6%

EBIT	128	118	8.1%	233	239	-2.4%

% total revenue	19.5%	19.2%		18.5%	19.5%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues includes other revenue.

(2) Includes equipment revenue.

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Central America Operating Data

	2Q24	2Q23	Var.%

Wireless Subscribers (thousands)	16,786	16,834	-0.3%

Postpaid	2,656	2,488	6.8%

Prepaid	14,130	14,346	-1.5%

ARPU (US$)	8	7	10.1%

Churn (%)	5.7%	5.8%	(0.1)

Revenue Generating Units (RGUs)(1)	5,027	4,763	5.5%

(1) Fixed Line, Broadband and Television.

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Glossary

The Caribbean

75k wireless net adds

We added 75 thousand wireless subscribers in the Caribbean, including 13 thousand contract clients. In the fixed segment, we connected 26 thousand fixed access lines. Altogether, we had a total of 7.7 million wireless subscribers and 2.8 million fixed RGUs.

Mobile service revenue +6.0% YoY in the Dominican Republic

In the Dominican Republic, total revenue was up 4.7% annually, with service revenue rising in line at 4.6%. Mobile service revenue grew 6.0%, boosted by postpaid revenue that expanded 10.4%. In the fixed segment, service revenue increased 2.7%, backed by broadband revenue that was up 8.6%. Operating leverage drove EBITDA growth of 4.4% year-on-year.

Fixed-line service revenue +7.0% YoY in Puerto Rico

In Puerto Rico, total revenue was 0.7% above last year’s; however, service revenue was down by 2.2%. The decline stems from the mobile division, where service revenue fell by 8.1% as the annual comparison is affected by revenue booked in 2023 from federal aids and programs which have been discontinued. In contrast, fixed service revenue increased 7.0%, as broadband revenue soared 19.4%. EBITDA for the period fell 9.6%, partly due to revenue declines and also due to costs associated with growing the fixed access base.

INCOME STATEMENT - The Caribbean Millions of Dollars

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Total Revenue(1)	481	487	-1.2%	967	1,100	-12.2%

Total Service Revenue	424	435	-2.6%	850	862	-1.4%

Wireless Revenue	302	309	-2.5%	611	619	-1.3%

Service Revenue	247	258	-4.3%	498	513	-2.9%

Equipment Revenue	55	52	6.0%	113	106	6.7%

Fixed Line Revenue(2)	181	180	0.5%	360	355	1.4%

Other Revenue	-2	-3	34.5%	-4	127	-103.1%

EBITDA	177	186	-4.6%	359	459	-21.8%

% total revenue	36.8%	38.1%		37.1%	41.7%

Adjusted EBITDA(3)	177	186	-4.6%	359	371	-3.2%

% total revenue	36.8%	38.1%		37.1%	38.3%

EBIT	82	89	-7.9%	169	268	-36.9%

% total revenue	17.1%	18.4%		17.5%	24.3%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

(2) Includes equipment revenue.

(3) Adjusted for the sale of towers in The Dominican Republic in 2023 and for a change in the pension plan contribution in Puerto Rico in 2023.

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Glossary

The Caribbean Operating Data

	2Q24	2Q23	Var.%

Wireless Subscribers (thousands)	7,743	7,469	3.7%

Postpaid	2,273	2,211	2.8%

Prepaid	5,470	5,258	4.0%

ARPU (US$)	11	12	-7.0%

Churn (%)	3.1%	3.1%	-0.1

Revenue Generating Units (RGUs)(1)	2,827	2,750	2.8%

(1) Fixed Line, Broadband and Television.

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Glossary

Austria

389k postpaid net adds

Postpaid net additions of 389 thousand in the second quarter, where associated mostly with mobile WiFi products and machine-to-machine units linked to A1 Digital. At the end of June we had 10.9 million wireless subs, 14.5% more than a year before. On the fixed-line segment we had 2.8 million RGUs, 24 thousand less than in the prior quarter on account of disconnections of voice lines.

Mobile service revenue +2.3% YoY

Total revenue for the quarter was 693 million euros, 1.3% lower than in the same period of last year. Service revenue rose 0.4% on the back of mobile service revenue that increased 2.3%. On the fixed-line segment service revenue came in 1.0% below last year’s dragged by voice revenue that fell 8.8%. As for broadband revenue, it accelerated to 3.3% from 1.7% in the first quarter.

EBITDA +1.1% YoY

EBITDA increased 1.1% year-on-year to 272 million euros. The EBITDA margin, at 39.3% of revenue, was nearly one percentage point higher than a year before. The 15.1% decline in EBIT from the year-earlier quarter has to do with the amortization of the rights of use of the towers that were spun-off into ETS in September 2023.

INCOME STATEMENT - Austria Millions of Euros

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Total Revenue(1)	693	702	-1.3%	1,372	1,379	-0.5%

Total Service Revenue	622	620	0.4%	1,227	1,214	1.0%

Wireless Revenue	319	318	0.4%	636	632	0.6%

Service Revenue	273	267	2.3%	539	524	3.0%

Equipment Revenue	46	51	-9.7%	97	108	-10.9%

Fixed Line Revenue(2)	360	372	-3.4%	709	723	-2.1%

EBITDA	272	270	1.1%	508	501	1.4%

% total revenue	39.3%	38.4%		37.0%	36.3%

EBIT	112	132	-15.1%	191	227	-15.8%

% total revenue	16.2%	18.8%		13.9%	16.5%

For further detail please visit www.a1.group/en/investor-relations

(1) Total revenue includes other revenue.

(2) Includes equipment revenue.

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Glossary

Austria Operating Data

	2Q24	2Q23	Var.%

Wireless Subscribers (thousands)	5,102	5,134	-0.6%

Postpaid	4,042	4,066	-0.6%

Prepaid	1,060	1,068	-0.8%

A1 Digital Subscribers (thousands)	5,785	4,377	32.2%

ARPU (Euros)(1)	18	17	3.1%

Churn (%)(1)	1.3%	1.3%	0.0

Revenue Generating Units (RGUs)(2)	2,782	2,892	-3.8%

(1) Does not include A1 Digital subscribers.

(2) Fixed Line, Broadband and Television.

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Glossary

Other European

105k wireless net adds and 40k new RGUs

Our operations in Eastern Europe gained 105 thousand wireless subscribers—including 27 thousand postpaid additions—taking the wireless base to just over 15 million. Fixed-line net additions were 40 thousand in the period, of which 21 thousand were broadband accesses and the rest PayTV units. We finished June with 3.5 million fixed-line RGUs, 4.3% more than a year before.

Mobile service revenue +5.3% YoY

Total revenue increased 3.7% to 626 million euros with service revenue rising more than twice as fast at 8.1%. Mobile service revenue growth showed a marked acceleration increasing 5.3% which compares to 1.4% in the first quarter. The fixed-line division posted improved results as well with service revenue growing 15.6%, up from 13.6% in the previous quarter. The acceleration was driven by broadband revenue, which expanded 17.9% on the back of a major take-up in accesses.

EBITDA margin at 37.8% of revenue

Second quarter EBITDA of 236 million euros was 2.9% higher than a year before, with the EBITDA margin at 37.8%.

INCOME STATEMENT - Other European Millions of Euros

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Total Revenue(1)	626	604	3.7%	1,219	1,191	2.4%

Total Service Revenue	507	468	8.1%	977	917	6.5%

Wireless Revenue	457	444	2.9%	894	884	1.1%

Service Revenue	357	339	5.3%	688	666	3.4%

Equipment Revenue	101	106	-4.6%	206	219	-5.9%

Fixed Line Revenue(2)	161	148	8.8%	309	281	10.0%

EBITDA	236	230	2.9%	466	448	4.1%

% total revenue	37.8%	38.0%		38.2%	37.6%

EBIT	111	123	-9.6%	223	238	-6.2%

% total revenue	17.8%	20.4%		18.3%	20.0%

For further detail please visit www.a1.group/en/investor-relations

(1) Total revenue includes other revenue.

(2) Includes equipment revenue.

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Other European Operating Data

	2Q24	2Q23	Var.%

Wireless Subscribers (thousands)	15,062	14,975	0.6%

Postpaid	12,406	12,237	1.4%

Prepaid	2,656	2,738	-3.0%

ARPU (Euros)	8	8	4.7%

Churn (%)	1.5%	1.5%	0.0

Revenue Generating Units (RGUs)(1)	3,501	3,357	4.3%

(1) Fixed Line, Broadband and Television.

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Exchange Rates Local Currency Units per MxP

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun23	Var. %

Euro

End of Period	0.0588	0.0639	-8.0%	0.0588	0.0639	-8.0%

Average	0.0625	0.0614	1.8%	0.0632	0.0593	6.5%

USD

End of Period	0.0549	0.0586	-6.3%	0.0549	0.0586	-6.3%

Average	0.0581	0.0564	2.9%	0.0585	0.0549	6.5%

Brazilean Real

End of Period	0.3051	0.2823	8.1%	0.3051	0.2823	8.1%

Average	0.3030	0.2796	8.4%	0.2972	0.2787	6.6%

Argentinean Peso

End of Period	50.0508	15.0363	232.9%	50.0508	15.0363	232.9%

Average	51.4693	13.0796	293.5%	50.2822	11.6434	331.9%

Colombian Peso

End of Period	228.1975	245.5061	-7.1%	228.1975	245.5061	-7.1%

Average	228.0668	250.0440	-8.8%	229.2598	252.4797	-9.2%

Guatemalan Quetzal

End of Period	0.4264	0.4596	-7.2%	0.4264	0.4596	-7.2%

Average	0.4514	0.4411	2.4%	0.4555	0.4295	6.0%

Peruvian Sol

End of Period	0.2106	0.2128	-1.0%	0.2106	0.2128	-1.0%

Average	0.2176	0.2090	4.1%	0.2195	0.2066	6.2%

Dominican Republic Peso

End of Period	3.2506	3.2562	-0.2%	3.2506	3.2562	-0.2%

Average	3.4344	3.0981	10.9%	3.4534	3.0445	13.4%

Belarusian Ruble

End of Period	0.1508	0.1610	-6.3%	0.1508	0.1610	-6.3%

Average	0.1597	0.1551	2.9%	0.1607	0.1509	6.5%

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Glossary

Exchange Rates Local Currency Units per USD

	2Q24	2Q23	Var.%	Jan-Jun 24	Jan-Jun 23	Var.%

Euro

End of Period	1.0713	1.0909	-1.8%	1.0713	1.0909	-1.8%

Average	1.0763	1.0886	-1.1%	1.0810	1.0807	0.0%

Mexican Peso

End of Period	18.2215	17.0720	6.7%	18.2215	17.0720	6.7%

Average	17.2135	17.7203	-2.9%	17.1058	18.2124	-6.1%

Brazilean Real

End of Period	5.5589	4.8192	15.3%	5.5589	4.8192	15.3%

Average	5.2161	4.9544	5.3%	5.0836	5.0752	0.2%

Argentinean Peso

End of Period	912.0000	256.7000	255.3%	912.0000	256.7000	255.3%

Average	885.9688	231.7741	282.3%	860.1153	212.0552	305.6%

Colombian Peso

End of Period	4,158.1000	4,191.2800	-0.8%	4,158.1000	4,191.2800	-0.8%

Average	3,925.8360	4,430.8637	-11.4%	3,921.6607	4,598.2633	-14.7%

Guatemalan Quetzal

End of Period	7.7687	7.8458	-1.0%	7.7687	7.8458	-1.0%

Average	7.7708	7.8156	-0.6%	7.7908	7.8221	-0.4%

Peruvian Sol

End of Period	3.8370	3.6330	5.6%	3.8370	3.6330	5.6%

Average	3.7459	3.7042	1.1%	3.7540	3.7620	-0.2%

Dominican Republic Peso

End of Period	59.2300	55.5900	6.5%	59.2300	55.5900	6.5%

Average	59.1175	54.9000	7.7%	59.0724	55.4476	6.5%

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Appendix

Glossary

Appendix A

Financial Debt of América Móvil(1) Millions

	Jun -24	Dec -23

Peso - denominated debt (MxP)	160,887	142,607

Bonds(2)	130,047	89,927

Banks and others	30,840	52,680

U.S. Dollar - denominated debt (USD)	8,896	8,496

Bonds	8,496	8,496

Banks and others	400	0

Euro - denominated Debt (EUR)	3,970	6,542

Bonds	2,602	5,472

Commercial Paper	898	510

Banks and others	470	560

Sterling - denominated Debt (GBP)	2,200	2,200

Bonds	2,200	2,200

Reais - denominated Debt (BRL)	9,500	8,250

Bonds	9,500	8,250

Banks and others	0	0

Debt denominated in other currencies (MxP)(3)	26,263	16,441

Bonds	5,097	5,098

Banks and others	21,166	11,343

Total Debt (MxP)	508,582	500,677

Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	103,637	115,268

Net Debt (MxP)	404,946	385,409

(1) This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2) Includes the effect of inflation-linked debt.

(3) Includes Peruvian soles.

(4) Includes fixed income securities.

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Glossary

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

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Glossary

Glossary of Terms

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2024

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer